UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 31, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a news release dated 30 July 2013 entitled ‘VODAFONE LAUNCHES PUBLIC TAKEOVER OFFER FOR KABEL DEUTSCHLAND HOLDING AG’

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

30 July 2013

VODAFONE LAUNCHES PUBLIC TAKEOVER OFFER FOR KABEL DEUTSCHLAND HOLDING AG

•                  Shareholders of Kabel Deutschland Holding AG (“KDH”) can tender their shares from today until 11 September 2013.

•                Offer price of €84.50 per KDH share in cash plus the payment of the proposed €2.50 dividend announced by KDH on 20 February 2013, delivering a total value of €87.00 per KDH share.

•                The Offer represents a premium of 51 per cent to the weighted average share price of KDH during the three months period ended 12 February 2013, which was the last undisturbed trading day before news articles were published asserting that Vodafone was interested in a takeover offer for KDH.

Further to the announcement on 24 June 2013, Vodafone Group Plc (“Vodafone”) announces today that it has launched a voluntary public takeover offer for the entire share capital of KDH through its indirect wholly owned subsidiary Vodafone Vierte Verwaltungsgesellschaft mbH. The publication of the offer document has been approved by the Bundesanstalt für Finanzdienstleistungsaufsicht and is now available on www.vodafone.com/investor in both German and English.

KDH shareholders can now accept the offer and tender their shares in KDH. The acceptance period will end on 11 September 2013 at 24:00 hrs (CET)/18:00 hrs (EST). Commerzbank AG, Frankfurt, will act as settlement agent with regard to the takeover offer.

As of today, Vodafone has purchased 3,750,462 KDH shares, representing approximately 4.2 per cent. of KDH’s total share capital.

Enquiries:

Vodafone Group Investor Relations Media Relations	Tel: +44 (0) 7919 990 230 Tel: +44 (0) 1635 664 444

Information Agent: DF King	Tel +44 (0) 2079 209 700

The offer will be subject to the full terms and conditions to be set out in the offer document.

Disclaimer

This announcement is for information purposes only and does not constitute an invitation to make an offer to sell KDH shares. This announcement does not constitute an offer to purchase KDH shares and is not for the purposes of Vodafone making any representations or entering into any other binding legal commitments.

An offer to purchase shares in KDH will be solely made by the offer document published by Vodafone Vierte Verwaltungsgesellschaft mbH today and is exclusively subject to its terms and conditions. The terms and conditions contained in the offer document may differ from the general information described in this announcement.

KDH shareholders are strongly recommended to read the offer document and any related documents since they will contain important information, and to seek independent advice, where appropriate, in order to reach an informed decision in respect of the content of the offer document and with regard to the voluntary public offer for KDH.

The offer will be issued exclusively under the laws of the Federal Republic of Germany, especially under the German Securities Acquisition and Takeover Act (“Takeover Act”) and the Regulation on the Content of the Offer Document, Consideration for Takeover Offers and Mandatory Offers and the Release from the Obligation to Publish and Issue an Offer (“Takeover Offer Regulation”) and certain applicable provisions of U.S. securities law. The offer will not be executed according to the provisions of jurisdictions (including the jurisdictions of Australia and Japan) other than those of the Federal Republic of Germany and certain applicable provisions of U.S. securities law. Thus, no other announcements, registrations, admissions or approvals of the offer outside the Federal Republic of Germany have been filed, arranged for or granted. The KDH Shareholders cannot rely on having recourse to provisions for the protection of investors in any jurisdiction other than such provisions of the Federal Republic of Germany. Any contract that is concluded on the basis of the offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Vodafone has not approved the publication, sending, distribution, or dissemination of this announcement or any other document associated with the offer by third parties outside the Federal Republic of Germany. Neither Vodafone nor persons acting in concert with Vodafone within the meaning of Section 2 para. 5 sentence 1 and sentence 3 of the Takeover Act are in any way responsible for the compliance of the publication, sending, distribution, or dissemination of this announcement or any other document associated with the offer by a third party outside of the Federal Republic of Germany to any jurisdiction with legal provisions other than those of the Federal Republic of Germany.

The release, publication or distribution of this announcement in certain jurisdictions other than the Federal Republic of Germany may be restricted by law. Persons who are not resident in the Federal Republic of Germany or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements.

If you are a resident of the United States, please read the following:

The offer is intended to be made in the United States in reliance on, and compliance with, Section 14(e) of the US Securities Exchange Act of 1934 (the “Exchange Act”) and Regulation 14E thereunder, as exempted thereunder by Rule 14d-1(d).

In accordance with the intended offer, Vodafone, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in KDH outside the offer during the period in which the offer remains open for acceptance. If such purchases or arrangements to purchase are made they will be made outside the United States and will comply with applicable law, including the Exchange Act.

Goldman Sachs International / UBS

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Vodafone and no one else in connection with the offer and will not be responsible to anyone other than Vodafone for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the offer or any matter referred to herein.

UBS, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Vodafone and no one else in connection with the offer and will not be responsible to anyone other than Vodafone for providing the protections afforded to clients of UBS, or for giving advice in connection with the offer or any matter referred to herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)

Dated: July 31, 2013	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary